Exhibit 99.9

Notice of Change in Corporate Structure

Pursuant to Section 4.9 of National Instrument 51-102

ITEM 1	Names of the Parties to the Transaction:

WBM Capital Corp. (“WBM” or the “Company”), 1507651 B.C. Ltd. (“651”), 1507652 B.C. Ltd. (“652”), 1507653 B.C. Ltd. (“653”), 1507655 B.C. Ltd. (“655”), 1510450 B.C. Ltd. (“450”), 1510441 B.C. Ltd. (“441”), and 1510435 B.C. Ltd. (“435”) (collectively, the “Parties”).

ITEM 2	Description of the Transaction

Pursuant to the terms and conditions set out in an arrangement agreement dated November 18, 2024 between the Parties (the “Arrangement Agreement”), the Parties completed a court approved statutory plan of arrangement (the “Arrangement”) under the Business Corporations Act (British Columbia). As a result of the Arrangement, 651, 652, 653, 655, 450, 441 and 435 became reporting issuers in British Columbia and Alberta.

Pursuant to the terms of the Arrangement, WBM distributed to its shareholders as of December 18, 2024, one common share of each of 651, 652, 653, 655, 450, 441 and 435 for every common share the shareholder held in the capital of WBM. There was no change in the shareholders’ holdings in WBM as a result of the Arrangement.

ITEM 3	Effective Date of the Transaction

December 18, 2024

ITEM 4	Names of each Party, if any, that ceased to be a Reporting Issuer subsequent to the Transaction and of each Continuing Entity

No party ceased to be a reporting issuer following completion of the Arrangement. As a result of the Arrangement, 651, 652, 653, 655, 450, 441 and 435 became reporting issuers in British Columbia and Alberta.

WBM continues to be a reporting issuer in British Columbia, Ontario and Alberta.

ITEM 5	Date of the Reporting Issuer’s First Financial Year- End Subsequent to the Transaction

The first financial year-end of each of 651, 652, 653, 655, 450, 441 and 435 subsequent to the completion of the Arrangement is October 31, 2025.

ITEM 6	The Periods, including the comparative periods, if any, of the interim and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction

Financial statements for 651, 652, 653, 655, 450, 441 and 435:

Annual financial statements to be filed for the first financial year after becoming a reporting issuer will be for the period ended October 31, 2025.

Interim financial statements to be filed for the interim periods in the first financial period after becoming a reporting issuer will be for the three-month period ended January 31, 2024, the six-month interim period ended April 30, 2025 and the nine-month interim period ended July 31, 2025.

ITEM 7	Documents Which Were Filed Under National Instrument 51-102 that Describe the Transaction and Where Those Documents Can Be Found in Electronic Format

Further details of the Arrangement are described in WBM’s management information circular dated November 25, 2024, a copy of which is available under WBM’s profile on SEDAR+ (www.sedarplus.ca)

Item 8	Date of Report

December 18, 2024